Filed pursuant to Rule 424(b)(3)
Registration No. 333-256659

PROSPECTUS SUPPLEMENT No. 4

(To Prospectus Dated June 11, 2021)

Garrett Motion Inc.

52,471,709 Shares of Common Stock

243,265,707 Shares of Series A Cumulative Convertible Preferred Stock

243,265,707 Shares of Common Stock Issuable Upon Conversion of Series A

Cumulative Convertible Preferred Stock

This prospectus supplement No. 4 supplements the prospectus dated June 11, 2021 (the “Prospectus”) filed pursuant to the Securities Act of 1933, as amended, by Garrett Motion Inc. Pursuant to the Prospectus, this prospectus supplement relates to the offer and sale by the selling security holders identified in the Prospectus of up to (i) 243,265,707 shares of our Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”), (ii) 52,471,709 shares of our common stock, par value $0.001 per share (the “Common Stock” and together with the Series A Preferred Stock, the “Securities”) and (iii) 243,265,707 shares of our Common Stock issuable upon conversion of the Series A Preferred Stock.

This prospectus supplement incorporates into the Prospectus the information contained in our attached:

•	Current Report on Form 8-K, which was filed with the SEC on October 6, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Our Common Stock is quoted on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GTX.” Our Series A Preferred Stock is quoted on the Nasdaq under the symbol “GTXAP”.

Investing in our Securities involves risks. Please see “Risk Factors” beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 12, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 6, 2021

GARRETT MOTION INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-38636	82-4873189
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

La Pièce 16, Rolle, Switzerland		1180
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: +41 21 695 30 00

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	GTX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 6, 2021, Garrett Motion Inc. (the “Company”) announced that Joanne Lau has been appointed as the Vice President, Chief Accounting Officer and Corporate Controller of the Company, effective as of the same date (the “Effective Date”), subject to Ms. Lau’s receipt of the necessary work permits to allow her to relocate to Switzerland. Ms. Lau will replace Russell James, who served as the Company’s Principal Accounting Officer in the position of Vice President and Corporate Controller since October 1, 2018. Mr. James will continue to serve the Company in the role of Vice President, ISC Finance.

Ms. Lau, 44, previously served as Senior Finance Director of Corporate Consolidation, Controlling and Tax at Eurofins Scientific, a bio-analytical testing provider, since February 2021. Prior to that, Ms. Lau served in various capacities at WABCO Holdings, Inc. (“WABCO”), a manufacturer of technology systems for commercial vehicles, for approximately eight years. There, Ms. Lau served as Global Accounting and Reporting Manager from June 2013 through December 2014, as Assistant Corporate Controller from January 2015 through March 2019, and as Global Corporate Controller from April 2019 through February 2021. Prior to joining WABCO, Ms. Lau spent two years with Metro Cash & Carry, a wholesale operator, where she served as Operations Controlling Manager. Prior to Metro Cash & Carry, Ms. Lau spent four years with GE Healthcare Technologies, a global provider of medical technology, pharmaceutical diagnostics, and digital solutions, where she served as Financial Reporting and Consolidations Manager. Prior to that, Ms. Lau spent two years with Deloitte & Touche and four years with KPMG, where she served as Audit Manager and Experienced Audit Senior, respectively. Ms. Lau holds a Bachelor of Science in Finance from Santa Clara University and is a Certified Public Accountant.

In connection with her appointment, the Company and the Company’s subsidiary, Garrett Motion Sàrl, entered into an Employment Contract with Ms. Lau (the “Agreement”). The Agreement provides that Ms. Lau will receive an annual base salary of CHF 340,000 (equal to approximately $366,000) per year and will be eligible for an annual discretionary cash bonus with a target of 40% of her base salary and an annual grant of long-term incentive equity awards with an initial target opportunity of 60% of annual base salary. Ms. Lau will also receive a signing bonus of CHF 85,000 (equal to approximately $91,000) in connection with the commencement of her employment, which is subject to repayment if Ms. Lau’s employment is terminated for any reason prior to the one-year anniversary of the Effective Date. Additionally, Ms. Lau will receive a one-time sign-on award of restricted stock units (“RSUs”) with a value of $274,822 within the first 60 days of employment in consideration of equity compensation foregone with Ms. Lau’s prior employer. The RSUs will vest in two equal installments on the third and fourth anniversary of the grant date.

Ms. Lau’s Agreement includes two-year post-termination non-competition restrictions and one-year post-termination non-solicitation restrictions for employees and customers of the Company and its affiliates. Ms. Lau’s offer of employment is also contingent upon her execution of the Company’s intellectual property and confidentiality agreement, which contains perpetual confidentiality covenants.

The payments and benefits described herein do not purport to be complete descriptions of the Agreement or of the provisions summarized herein and are qualified in their entirety by reference to the actual text of the Agreement, which is attached hereto as Exhibit 10.1.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Employment Contract, dated July 30, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 6, 2021	Garrett Motion Inc.

	By:	/s/ Jerome Maironi
Jerome Maironi
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT 10.1

Execution Version

Garrett Motion Sàrl

La Piece 16,

1180 Rolle (VD)

Switzerland

EMPLOYMENT CONTRACT

between

Garrett Motion Sàrl, headquartered at Z.A. La Pièce 16, 1180 Rolle, Switzerland

(The “Company”);

and

Joanne Lau of Avenue Winston Churchill 123/8, 1180 Brussels, Belgium

1.	Interpretation

1.1

Throughout this Agreement, any reference to the term “Group Company” shall mean the Company and all companies which are for the time being either a Holding Company of the Company or a Subsidiary Company of either the Company or any such Holding Company (and “Subsidiary Company” and “Holding Company” shall have the meanings ascribed to them by art. 5 para. 1 Ordinance on Merger Control).

1.2	For the avoidance of doubt, reference to the “Group” shall be taken to mean the Company, any Subsidiary Company, any Holding Company and/or any company within the Garrett Motion Sàrl corporate group.

2.	Date of Commencement of Employment

2.1	Your employment with the Company under this Agreement shall begin no later than October 15th, 2021 subject to you obtaining a valid work permit for Switzerland.

3.	Employee Warranties

3.1	By entering into this Agreement:

(a)

you warrant that you are not bound by nor subject to any court order, arrangement, obligation (express or implied), restriction or undertaking (contractual or otherwise) which prohibits you or restricts you from entering into this Agreement;

(b)

you undertake to indemnify the Company and/or any Group Company against any claims, costs, damages, liabilities and/or expenses which the Company and/or any Group Company may incur as a result of any claim that you are in breach of any order, arrangement, obligation, restriction or undertaking referred to in clause 3.1(a) above;

(c)

you warrant that you have no previous convictions relating to (and have not previously been reported for or been the subject to investigation for) bribery-related offences (including, without limitation, offences under local applicable anti-bribery legislation).

4.	Job Title, Duration of Employment & Duties

4.1	Your job title is VP, CAO and Corporate Controller which is a full-time permanent role.

4.2

Your duties in such role are to be commensurate with the job title, together with all lawful and reasonable requests made to you in relation to the business operations of the Company and the Group (and any changes therein) from time to time.

4.3

You agree that you shall faithfully and diligently carry out all work and tasks which are entrusted to you, always safeguarding the interests of the Company and of the Group in this regard. You must not during your employment with the Company (whether or not during or outside your normal working hours) carry out any work for (or be involved) in any other business for yourself or any other person, firm, company or organization, without first obtaining written permission from the Company. In all cases, it is your obligation to declare any conflict of interest or potential conflict of interest that may arise during the course of your employment with the Company and in accordance with Group’s conflict of interest policies and procedures in place from time to time.

4.4	In addition, you also agree:

(a)	to do your work with care and integrity, taking account of time, place and agreed conditions;

(b)	to act in conformity with orders and instructions given by the Company and/or the Group (or their representatives) in order to fulfil your duties under this Agreement;

(c)

protect the Company’s interests at all times. You are consequently prohibited during the term of your employment with the Company from committing or participating in any act of unfair competition and from any act prejudicial to the Company, the Group and its employees;

(d)

to abstain, during your employment and following its termination (for whatever reason) from divulging any confidential and/or commercially sensitive information of the Company and/or the Group which you only became aware of by virtue of your employment with the Company with the sole exception when required in the exercise of your work duties. In which case you shall request a Non-Disclosure Agreement (NDA) from the third party;

(e)	to abstain from anything which may be harmful either to your own safety or to that of Company, the Group and/or any of the Group’s staff or third parties;

(f)	to comply at all times with the [Group’s Code of Business Conduct] and/or any policies and procedures in place from time to time.

5.	Normal Place of Work

5.1	Your normal place of work is at the Company’s premises in Rolle, Canton of Vaud, Switzerland.

5.2

In addition, noting the seniority and global nature of your role, you understand that your employment with the Company requires flexibility and as such, you agree to work in such other locations as the Company and/or the Group may from time to time require, including overseas. In such a case, the Company will inform you reasonably in advance.

6.	Normal Hours of Work

6.1	Your agreed mandatory working hours are at least 40 hours per week, distributed over five days.

6.2

Noting the seniority and global nature of your role, you understand that you shall have to work beyond such mandatory working hours and/or work timetable in order to properly fulfil your duties. You acknowledge and agree that the basic salary set out in clause 7 below sufficiently takes into account the need for you to work such additional hours as may be necessary from time-to-time, and so you expressly renounce receipt of any additional remuneration compensation for any such extra/overtime hours.

7.	Base Salary

7.1	Your base salary will be 340’000.- CHF gross per annum.

7.2

Your base salary will accrue from day-to-day and is payable by credit transfer into your nominated bank account by twelve equal monthly payments and a thirteenth month payment (prorated accordingly), subject to all applicable statutory or contractual deductions that the Company is obliged to make. Such deductions could include withholding for OASI (AVS) / DI (AI) / ALI (APG), unemployment insurance, pension fund contributions, non-professional accident insurance, or withholding taxes (if applicable). The amounts of any such deductions shall be indicated in the monthly pay slip and can be changed on the basis of new legal provisions or changes in the insurance applicable to you. Where applicable, you shall also receive family allowance payments from the Company.

7.3

The Company may at any time deduct from your basic salary any sums which you owe to the Company or any member of the Group, and on entering into this Agreement you give the Company express consent to make such deduction (subject at all times to applicable local law), including but not limited to the following instances:

(a)	for each full or part day of unauthorised absence;

where the Company has been caused loss where you have been involved in more than the number of ’at fault’ accidents permitted in the Company Car policy in place from time to time;

(b)	if your personal usage of your Company mobile phone is substantively higher than the reasonable personal usage allowances in place from time to time;

(c)	where you cause loss or damage to the Company’s property through your own negligence;

(d)	where there is any overpayment to you of any kind; and/or

(e)	where the Company has to pay any third-party liabilities for you (e.g. traffic fines).

8.	Participation in Annual Incentive Compensation

8.1

Subject to the eligibility requirements and the rules set out in Annual Incentive Compensation “ICP” in place from time to time, you are eligible to participate in “ICP” program, which shall provide you, on an annual basis, with an annual target bonus award opportunity equal to 40% of your basic salary.

8.2

Based on the rules of such annual individual bonus program in place from time to time, you may receive an annual bonus payment (or pro-rated bonus payment), which shall be made in relation to the relevant calendar year on or around the March payroll date of the subsequent calendar year. For the avoidance of doubt, any payment made to you under the Group’s individual annual bonus program for any given calendar year, will be made subject at all times to you being in active employment (and therefore not under notice of termination of employment, regardless of whether served by you or by the Company) as at the relevant due payment date.

8.3

The Company may amend or withdraw the annual individual bonus program at any time. Your participation in such annual individual bonus program does not guarantee the payment of any annual bonus to you and payment under such scheme, together with scale of any such payment, shall remain entirely at the discretion of the Company. Any annual bonus payment to you shall be purely discretionary and shall not form part of your contractual remuneration under this Agreement. Payment of a bonus to you by the Company in any given bonus year (i.e. the relevant calendar year) shall not confer any right or entitlement for you to receive a bonus payment in any other bonus year.

9.	Participation in Equity Scheme

9.1

Noting the seniority and global nature of your role, you are eligible for annual long-term incentive (“LTI”) awards from the Group with an initial target value of 60% of your base salary. The size and mix of future LTI awards will be determined by the board of directors of the Group’s overall Holding Company, based on your performance and future career potential. The terms of all LTI awards will be governed by the terms of the applicable stock plan and the relevant award agreements in place from time to time.

10.	Sign-on Awards

10.1

You will receive a sign-on bonus payment amounting to CHF 65’000 gross, plus an additional CHF 20’000 net, payable during your first month of employment. If you leave the Company for any reason within one year of your Commencement of Employment Date, the entire sign-on bonus payment will be immediately repayable by you to the Company.

10.2

You will receive a grant of Garrett Restricted Stock Units (“RSUs”) with a grant value of USD 274’822.00 during the first 60 days of your employment. This will vest in 2 instalments on the 3rd and 4th anniversary after grant date. The RSUs shall be granted under, and shall be subject to the terms of, the applicable Stock Incentive Plan of Garrett Motion Inc. and its Affiliates and governed by the relevant award agreement.

11.	Car Allowance

11.1

Noting your role, you will receive a gross car allowance payment of CHF 1’725 for the duration of your employment with the Company, subject to you being (and remaining) legally entitled to drive in Switzerland, to be paid at the same time and in the same manner, as your monthly payment of basic salary referred to at clause 7 above, but which shall not be treated for any purpose as part of your basic salary and shall not be pensionable.

12.	Participation in a Pension Scheme

12.1

You shall be enrolled in the applicable pension scheme of the Company. Contributions and benefits are determined by the pension scheme rules and regulations, as amended from time to time at the Company’s discretion.

12.2	Your employee contributions (if any) shall be deducted by the Company from your basic salary on a monthly basis.

13.	Vacation

13.1	The Company vacation year runs from January 1st to December 31st.

13.2	Your contractual paid vacation entitlement, in addition to any local applicable public holiday, is in line with the formula below (which includes previous service with an associated employer):

Less than 3 years’ service:	25 days per annum
3 - 9 years’ service:	27 days per annum
10 + years’ service:	30 days per annum

13.3

Under Swiss labor law, the minimum entitlement is 20 days of paid vacation per year. Holidays must be taken at a time convenient to the Company and agreed in advance with the Company, in line with any Company vacation policy in place from time to time.

14.	Relocation

14.1

This Agreement is contingent on you agreeing to relocate to the Rolle, Switzerland area. You will be eligible for relocation assistance in accordance with the Company’s relocation guidelines. You will be contacted by a representative from our relocation vendor after you return your signed Agreement to initiate the relocation process in accordance with the company’s relocation policy in place from time to time.

15.	Illness or Accident-Related Absence

15.1

In case of your inability to perform your duties under this Agreement due to illness or accident, you shall be entitled to receive your basic salary according to the applicable terms and conditions of the Company’s insurance in place from time to time for loss of earnings due to illness or accident.

15.2

If no insurance for loss of earnings due to illness or accident has been entered into by the Company, the Company’s obligation to continue to pay you your basic salary during such period of absence due to illness or accident shall be determined by Art. 324a of the Swiss Code of Obligations (Bernese scale).

15.3	In the case of your inability to perform your duties under this Agreement due to illness or accident, your obligations shall be as follows:

(a)

on the first day of absence, to immediately notify, during the Company’s working hours, your line manager (or, if they are absent or if this doesn’t apply, then the Human Resources department) of the fact of the absence and if possible the expected return to work date;

(b)

to present a medical certificate for any illness related absence exceeding three days, sent to the Company within five days of start of such absence provided, however, that the Company may at any time ask that a medical certificate be provided from the first day of absence;

(c)

if required by the Company, you agree to undergo a medical examination by a medical professional (of the Company’s choice and at the Company’s expense). In case of any divergence of opinion between the responsible Company-appointed medical professional physician and your own medical adviser, the parties shall agree, as at that moment, to submit the dispute to be arbitrated by a third medical professional chosen by common agreement of the physicians for each of the parties;

(d)

you release your medical professional and the medical professional appointed by the Company from their secrecy obligation vis-à-vis the Company to the extent required for the Company to assess its rights and obligations and

(e)	the Company reserves the right to request that you return to work upon presentation of a medical certificate attesting to a complete cure/recovery.

16.	Employee Agreement relating to Trade Secrets, Proprietary and Confidential Information

16.1

Noting the seniority and global nature of your role, you agree as a condition of this Agreement to enter into the Company’s ‘Employee Agreement Relating to Trade Secrets, Proprietary and Confidential Information’, the form of which is annexed at Appendix 1 to this Agreement.

17.	Data Protection

17.1	You hereby acknowledge that you have been informed that the Company uses computerised files containing personal data and you accept that your personal data is used by the Human Resources Department.

17.2

Your personal data collected by the Company shall be processed loyally and in line with applicable data privacy legislation and shall not be used in any manner incompatible with the purposes covered by the present provisions. Such data makes it possible to identify you indirectly or directly, to assess your suitability for the job and to perform your employment contract and may be incorporated and used in completely controlled systems, computerised or manual.

17.3	You are informed that the data systems are managed directly or indirectly by the Company or by any member of the Group and may be stocked and retained in memory.

17.4

You expressly accept the transfer of your personal data to other members of the Group or in the framework of externalisation of some functions, towards any service beneficiary, as well as incorporation of some data in similar systems in other countries, including outside Switzerland and the European Union. Those countries may have data protection laws and regulations that are different than those in Switzerland.

17.5	The Company shall require any entity receiving your personal data to afford a similar level of protection to that provided for under the laws of Switzerland.

17.6

You are informed that you have a right to access your personal data while such is being processed and/or managed by or on behalf of the Company even though the Company may have the right to restrict, delay or refuse access in accordance with applicable law. Furthermore, you have the right to request correction of any inaccurate personal data.

18.	Probation and Termination of Employment

18.1

The first three months of employment are considered as a probation period during which either party can terminate the Agreement with a notice period of one month. After the probation period, the Agreement may be terminated by either party giving notice in accordance with clause 18.2

18.2	Either party may terminate your employment by giving the other six months’ written notice, to take effect at the end of the relevant calendar month in which the notice expires.

18.3

Upon either party giving the other the applicable written notice of termination as per clauses 18.1 and 18.2 above, the Company reserves the right, at its sole discretion, to place you on garden leave for any or all of your notice entitlement. During any such period where you are placed on garden leave, all terms, conditions and benefits in relation to your employment with the Company shall remain in place, except that you will not be required to carry out any of your day-to-day duties, and you must not without (without prior approval from your manager and/or the Human Resources Department as applicable) (i) attend any workplace or premises belonging to the Company, or any other member of the Group or any customer or third party partner (whether actual or potential) of any member of the Group; or (ii) have any contact whatsoever with any staff member of the Company (whether actual or potential) or of any member of the Group (other than purely social contact); or (iii) have any contact whatsoever with any customer or third party partner (whether actual or potential) of any member of the Group.

18.4

For the avoidance of doubt, during any period that you are placed on garden leave, the Company is entitled to require you to perform modified duties and/or take any unused holiday that you have accrued. During any such period where you are placed on garden leave, you may assume a gainful activity, provided (i) such other activity does not compete with the business of the Company or any member of the Group; (ii) such other activity does not violate any of your other duties to the Company or any member of the Group; and (iii) any income that you receive from such gainful activity shall be notified to the Company for the purposes of the Company deducting such sum from your salary and other benefits.

18.5

Notwithstanding the termination on notice provisions for either party in accordance with clauses 18.1 and 18.2 above, the Company may also terminate your employment summarily without any entitlement to notice or payment in respect of such notice by notifying you in writing for cause.

18.6

Upon the termination of your employment for whatever reason (and regardless of whether in accordance with clauses 18.1, 18.2 or 18.5 above), or upon the commencement of any garden leave in accordance with clause 18.3 above, you must immediately return all property belonging to the Company, any Group Company or any customer or third party partner (whether actual or potential) of any Group Company (including but not limited to documents, plans, records, computer programs, Company phone sim or phone device, Company laptop, Company vehicle or any other equipment, keys, credit cards, security passes and materials), as well as all confidential information belonging to the Company, any Group Company or any customer or third party partner (whether actual or potential) of any Group Company in your possession or control (including but not limited to any confidential information on computer hardware or software, whether stored on disks, equipment or otherwise), and no notes or copies of any trade secrets, sensitive information or confidential information shall be retained. Any retention right is excluded. You may be required to sign an undertaking that all such property and/or confidential information has been returned to the Company (or where applicable and requested, destroyed).

18.7

Further, upon the termination of your employment for whatever reason (and regardless of whether in accordance with clauses 18.1, 18.2 or 18.5 above), you agree that you will not represent yourself as being connected with the Company or any Group Company, in any capacity (other than as a former employee), or use any registered names or trading names associated with the Company and/or any Group Company. For the avoidance of doubt, this includes such representations on LinkedIn or other social media platforms.

18.8

If applicable, upon the termination of your employment for whatever reason (and regardless of whether in accordance with clauses 18.1, 18.2 or 18.5 above), and/or at the express request of the Company, you will immediately resign from your directorship in all offices held by you in the Company and/or in any Group Company, and in addition, you agree to comply with all reasonable requests made by the Company to you with regards to the proper execution of any pending directorship duties prior to your termination as well as all reasonable requests necessary to complete your resignation/removal as a director.

18.9	In case of resignation or dismissal for cause you shall reimburse the company costs incurred by our International Relocation program which includes a provision requiring you to repay 100% of all costs spent on your behalf for your localization should you elect to leave Garrett in a certain period of time. Repayment of all costs associated with your localization will be due should you decide to voluntarily leave the Company, or be terminated for cause, within 24 months of your effective date of hire. All repayment amounts are due and payable immediately in a lump sum payment at your termination of active employment.

19.	Post-Termination Restrictions

19.1	The following definitions apply for the restrictions set out in the remainder of this clause:

“Capacity” means acting as agent, consultant, director, employee, owner, partner, shareholder or in any other capacity (whether directly or otherwise and/or whether acting on your own behalf or in conjunction with any firm, company or person).

“Relevant Period” means the 12-month period prior to the your last actual date of work while employed by the Company.

“Restricted Business” means (a) the commercialization (including but not limited to development, design, marketing, manufacturing, importing, selling, renting, or otherwise placing into commerce) of turbocharging technology and automotive software products and services; and/or (b) any other business activity which the Company or any other Group Company may be engaged in during the Relevant Period, in either case with which you were involved in to a material extent during your employment with the Company in the Relevant Period.

“Restricted Customer” means any firm, company or person who, during the Relevant Period, was a customer (or prospective customer) of the Company or any other member of the Group and with whom you had contact with or about whom you became aware or informed of during your employment with the Company.

“Restricted Partner” means any firm, company or person who, during the Relevant Period, was a client or business partner (or prospective client or business partner) of the Company or any other member of the Group and with whom you had contact with or about whom you became aware or informed of during your employment with the Company.

“Restricted Person” means anyone employed or engaged by the Company and/or any member of the Group and with whom you dealt with in the course of your employment in the Relevant Period (but excluding any employee employed in an administrative, clerical, manual or secretarial capacity); and

“Territory” means (noting the seniority and global nature of your role): (a) all jurisdictions across the globe in which the Company or any member of the Group have business operations; and/or (b) all jurisdictions globally where, during the Relevant

Period, the Company and/or any member of the Group undertook Restricted Business and in respect of which during the Relevant Period you were involved or for which you had management responsibility.

19.2

In order to protect the Group’s legitimate proprietary interests, confidential information and business connections to which you have had access to as a result of your employment with the Company, and noting the seniority and global nature of your role, you expressly covenant with the Company (for itself and as trustee and agent for each Group Company) that you shall not:

(a)

for a period of 24 months after the termination of your employment, be involved in any Capacity with any business concern in the Territory which is (or intends to be) in competition, whether directly or otherwise, with any Restricted Business;

(b)

for a period of 12 months after the termination of your employment, solicit or endeavour to entice away from the Company and/or other member of the Group, the business or custom of a Restricted Customer or Restricted Person with a view to providing goods or services to that Restricted Customer or Restricted Person in competition with any Restricted Business;

(c)

for a period of 12 months after the termination of your employment, deal or otherwise be involved with the provision of goods or services to (or otherwise have any business dealings with) any Restricted Customer or Restricted Person in the course of any business concern which is in competition with any Restricted Business; and/or

(d)

for a period of 12 months after the termination of your employment, in the course of any business concern which is in competition with any Restricted Business, offer to employ or engage or otherwise endeavour to entice away from the Company and/or any other member of the Group, any Restricted Person (whether or not such person would be in breach of contract as a result of such employment or engagement).

19.3

None of the restrictions in sub-clause 19.2 above shall prevent you from holding an investment by way of shares or other securities of not more than 5% of the total issued share capital of any company, whether or not it is listed or dealt in on a recognised stock exchange.

19.4

The periods for which the restrictions in sub-clause 19.2 apply shall be reduced by any period that you spend on garden leave (in accordance with sub-clause 18.3 above) immediately before the termination of your employment.

19.5

If you receive an offer to be involved in a business concern in any Capacity during your employment with the Company, or before the expiry of the last of the covenants in sub-clause 19.2, you shall give the person making the offer to you a copy of this clause 19 and shall tell the Company the identity of that person as soon as possible after receiving such offer.

19.6

You confirm that you have entered into the restrictions in sub-clause 19.2 with the Company having been given sufficient time to properly consider the content and implications for you. Further, you warrant and represent your experience and capabilities are such that the restrictions contained in sub-clause 19.2 will not, upon the termination of your employment with the Company (for whatever reason), prevent you from obtaining employment or otherwise earning a reasonable living.

19.7

Each of the restrictions set out in sub-clause 19.2 are intended to be separate and severable. If any of the restrictions themselves shall be held to be void but would otherwise be valid if part of their wording were deleted or amended, such restriction shall apply with such deletion or amendment as may be necessary to make it valid or effective.

19.8

If your employment is transferred to any firm, company, person or entity other than another Group Company (the “New Employer”) pursuant to art. 333 of the Swiss Code of Obligations, you agree that this clause 19 will apply to the benefit of such New Employer.

19.9

Noting the seniority and global nature of your role, you understand that a violation of the obligations under this clause 19 is likely to cause serious damage to the Company and/or another member of the Group. Therefore, upon any breach of your obligations under this clause 19, you agree that you shall pay to the Company an amount equal to your last annual gross basic salary as a contractual penalty. However, you also warrant that the payment of such contractual penalty shall not relieve you from your obligations. The Company’s right to claim damages is expressly reserved. Furthermore, the Company shall in any event be entitled to seek judicial enforcement of your obligations.

19.10

You further agree that a remedy at law for any breach or threatened breach of the provisions of this clause 19 would be inadequate and therefore agree that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach. You acknowledge and agree that the Company may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violation of the provisions of this clause, and that money damages would not be an adequate remedy for such breach.

19.11

You acknowledge and agree that a violation of this clause would cause irreparable harm to the Company and/or the Group, and covenant that you will not assert in any proceeding that a violation or further violation of this clause: (i) will not result in irreparable harm to the Company and/or Group; or (ii) could be remedied adequately at law. The Company’s right to injunctive relief shall be cumulative and in addition to any other remedies available at law or equity. In the event that a court determines that you have breached or threatened to breach this clause, you agree to reimburse the Company for all attorneys’ fees and costs incurred in enforcing its terms. However, nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available for any such breach or threatened breach against you or your new employer, which may also include, but not be limited to, contract damages, lost profits and punitive damages.

20.	The Company’s Policies & Procedures

20.1

You shall be entitled to be reimbursed for reasonable out-of-pocket expenses wholly and properly incurred in the course of your duties, upon production of satisfactory evidence and subject at all times to your compliance with the Company’s Expenses policy in place from time to time. Any credit card supplied by the Company to you shall be used only for expenses incurred by you in the course of your duties.

20.2

With respect to safety and health during work, you are obliged to respect all measures of precaution, in line with local legislation and as stated by the Company in its Health, Safety & Environment policies.

20.3

You agree at all times to adhere to and respect all policies and procedures applicable in the Company, whether referenced in this Agreement or not, as such policies and procedures might be implemented and/or amended from time to time. In the event of differences between this Agreement and any Company policies or procedures, the provisions of this Agreement shall prevail.

21.	Dodd-Frank Clawback

21.1

Notwithstanding any other provision of this Agreement to the contrary, in conformity with Section 10D of the United States Securities Exchange Act 1934, as amended, and any regulations promulgated, or national securities exchange listing conditions adopted, with respect thereto (collectively, the “Clawback Requirements”), if the Company is required to prepare an accounting restatement due to intentional misconduct or grossly negligent conduct with any financial reporting requirements under the securities laws, then you shall return to the Company, or forfeit if not yet paid, the amount of any “incentive-based compensation” (as defined under the Clawback Requirements) received during the three-year period preceding the date on which the Company is required to prepare the accounting restatement, based on the erroneous data, in excess of what would have been paid to you under the accounting restatement as determined by the Company in accordance with the Clawback Requirements.

22.	General

22.1	You must notify your immediate line manager immediately of any matter which may impact any aspect of your employment, including but not limited to the following non-exhaustive examples:

(a)	if you change your address, telephone number or bank account details;

(b)	if you become aware of any breach of employment duties or any leak of confidential information;

(c)	If you become aware of any misconduct on the part of any other employee;

(d)

if you become bankrupt, of unsound mind, are disqualified from acting as a director or are subject to or involved in any professional, civil or criminal proceedings which might affect the carrying out of your duties; or

(e)	if you commit, are charged with or are convicted of any criminal offence (excluding minor motoring offences only).

22.2	There are no collective agreements, which directly affect the terms and conditions of your employment.

22.3	All amendments to this Agreement shall be in writing, in English and signed by both parties.

23.	Relevant Law

23.1

The laws of Switzerland govern this Agreement and all other contractual documentation given to you. Any dispute will be subject to the exclusive jurisdiction of the courts where you ordinarily performed work or where the defendant has its seat or domicile.

24.	Execution

24.1	This Agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

24.2

Upon execution, this Agreement shall constitute the entire agreement and understanding between the parties’ in respect of the matters dealt in it, and supersedes, cancels and nullifies any previous agreement between the parties relating to such matters including but not limited to any previous contract of employment between you and the Company (or any other member of the Group).

Done in Rolle, July 30, 2021

Garrett Motion Sàrl

/s/ Fabrice Spenninck	/s/ Joanne Lau
Fabrice Spenninck	Joanne Lau

Senior VP, Chief Human Resources & Communications

The Company	The Employee